Exhibit 99.1

Top Wealth Group Holding Limited Announces

First Half 2025 Unaudited Financial Results

-- First Half Revenue of $4.2 million, decrease 5.6% year-over-year --

-- First Half Net Profits of $2.4 million, versus Net Loss of $0.5 million last year --

Hong Kong, September 30, 2025 (Global Newswire) – Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), a company that specializes in supplying premium-class sturgeon caviar, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Results

Sales

Sales for the first half 2025 were $4.2 million, representing a decrease of 5.6% from $4.4 million in the same period of 2024. During the period we have rebuilt our wine distribution business.

Total cost and operating expenses were $1.8 million in the first half of 2025, a decrease of 64.7% from $5.0 million in the same period of 2024.

●	Cost of sales was $0.8 million in the first half of 2025, a decrease of 61.5% from $2.1 million in the same period of 2024.

●	The decrease in the cost of sales was mainly attributable to the Company’s effective cost management and a streamlined procurement process.

●	Selling expenses were $0.7 million in the first half of 2025, a decrease of 8.6% from $0.8 million in the same period of 2024.

●	Administrative expenses were $0.2 million in the first half of 2025, a decrease of 88.6% from $2.1 million in the same period of 2024. The significant decrease was mainly due to the leaving of the Company’s sales team in 2024.

Profit (and Loss) Before Income Tax

Profit before income tax was $2.4 million for the first half of 2025, compared with the Loss before income tax of $0.6 million in the same period of 2024. The increase in profit before income tax was mainly due to the Company efforts in cost management and rebuilding of its wine distribution business.

Net Profit (and Loss)

Net Profit was $2.4 million, compared with a net loss of $0.5 million in the same period of 2024, which was mainly due to the factors mentioned above.

Earnings (and Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s B Share has voting rights equal to thirty A Shares of the Company. Except for voting rights, A Shares and B Shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions.

Cash and Cash Equivalents

For the first half of 2025, the Company reported a net profit of $2.4 million, a negative operating cash flow of $28,759 and retained earnings of approximately $4.7 million. The Company’s principal sources of liquidity are sales revenues, proceeds from a initial public offering and a registered direct offering. As of June 30, 2025, the Company had cash and cash equivalents of approximately $13,621.

Management is actively managing its outstanding accounts receivable, and carefully planning its operations. The Company may also seek equity financing from outside investors when necessary.

Management believes that the above-mentioned policies and measures will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has achieved good market recognition since its launch in the market.

Exchange Rate

The Company’s principal place of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”). The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The exchange rates in effect as of June 30, 2025 and June 30, 2024 were US$1 for HK$7.8 and HK$7.8, respectively. The average exchange rates for the six months ended June 30, 2025 and 2024 were US$1 for HK$7.8 and HK$7.8, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$13,621	$42,380
Accounts receivable	5,401,899	1,563,289
Prepayments	940,469	1,567,448
Deposits paid	605,981	605,981

Total current assets	6,961,970	3,779,098

Non-current assets
Property, plant and equipment, net	72,658	72,658
Prepayment of long term assets	15,086,533	15,888,928
Deferred tax assets	44,248	44,248

Total non-current assets	15,203,439	16,005,834

Total assets	$22,165,409	$19,784,932

Current liabilities
Accrued expenses and other payables	69,959	212,593
Amount due to a related party	314,259	140,564
Current income tax payable	760,075	811,357

Total current liabilities	1,144,293	1,164,514

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares, $0.009 par value; 5,000,000 shares authorized, 455,583 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively Class B ordinary shares, $0.009 per value; 555,556 shares authorized, 166,667 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively (Note)	5,600	5,600
Additional paid-in capital	16,325,412	16,325,412
Retained earnings	4,690,104	2,289,406

Total shareholders’ equity	21,021,116	18,620,418

Total liabilities and equity	$22,165,409	$19,784,932

(Note: All number of shares were retrospectively applied after a 1 for 90 shares consolidation on July 21, 2025, as if the share consolidation was in effect through the earliest period presented)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of operation and other comprehensive income

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2025	2024

Sales	$4,153,227	$4,398,690
Cost of sales	(800,000)	(2,076,190)

Gross profit	3,353,227	2,322,500

Other income	-	88

Selling expenses	(712,930)	(779,767)
Administrative expense	(239,600)	(2,103,855)

Proft (loss) before income tax	2,400,698	(561,034
Income tax credit		(92,571)

Proft (loss) and total comprehensive income (loss) for the year	$2,400,698	$(468,463)

Earnings (loss) per share:

Ordinary shares, - basic and diluted	$3.86	$(1.51)

Weighted average shares outstanding used in calculating basic and diluted (loss) earnings per share
Ordinary shares, - basic and diluted (Note)	622,250	309,229

(Note: All number of shares were retrospectively applied after a 1 for 90 shares consolidation on July 21, 2025, as if the share consolidation was in effect through the earliest period presented)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	Retained earnings	Total
	(Note)
Balance as of January 1, 2024	300,000	$2,700	$641,015	$4,308,921	$4,952,636
Issuance of common stock	22,222	200	7,186,915	–	7,187,115
Loss and total comprehensive loss for the period	–	–	–	(468,463)	(468,463)

Balance as of June 30, 2024	322,222	$2,900	$7,827,930	$3,840,458	$11,671,288

Balance as of January 1, 2025	622,222	$5,600	$16,325,412	$2,289,406	$18,620,418
Profit and total comprehensive income for the period	–	–	–	2,400,698	2,400,698

Balance as of June 30, 2025	622,222	$5,600	$16,325,412	$4,690,104	$21,021,116

(Note: All number of shares were retrospectively applied after a 1 for 90 shares consolidation on July 21, 2025, as if the share consolidation was in effect through the earliest period presented)

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities
Net (loss) profit	$2,400,698	$(468,463)
Adjustments for:-
Depreciation of property, plant and equipment	-	61,880
Deferred tax credit	-	(92,571)
Changes in operating assets and liabilities:
Accounts receivable	(3,838,610)	3,226,416
Inventories		(1,515,865)
Prepayments	1,429,374	(7,197,889)
Other receivables	-	(717,304)
Accrued expenses and other payables	(142,634)	(204,261)
Amounts due with related parties	173,695	–
Current income tax payable	(51,282)	–

Net cash used in operating activities	(28,759)	(6,908,057)

Cash flows from financing activities
Repayment of borrowings	-	(408,424)
Proceeds from issuance of shares	-	7,187,115

Net cash provided by financing activities	-	6,778,691

Net decrease in cash and cash equivalents	(28,759)	(129,366)

Cash and cash equivalents at beginning of period	42,380	134,350

Cash and cash equivalents at end of period	$13,621	$180,573